UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 17, 2011**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

On February 18, 2011, R. Wayne Hall, CEO of First Financial Holdings, Inc. and Blaise B. Bettendorf, CFO of First Financial Holdings, Inc. will present at the *Sterne Agee Financial Institutions Investor Conference.* For more information regarding this matter, see the presentation attached hereto as Exhibit 99.1. As referenced in the press release dated February 11, 2011, Mr. Hall and Ms. Bettendorf will present at the conference on Friday, February 18, 2011 at 10:15 a.m. E.S.T. You may access the live webcast via a link on the Company's website at www.firstfinancialholdings.com. Additionally, February 17, 2011, First Financial's quarterly investor presentation will be available on our website. This presentation will be used throughout the quarter.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1). Presentation of February 17, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Blaise B. Bettendorf

Blaise B. Bettendorf
Executive Vice President
and Chief Financial Officer

Date: February 17, 2011

EXHIBIT INDEX

Exhibit Number	Description
99.1	Presentation of February 17, 2011

Exhibit 99.1

First Financial Holdings, Inc.

For the Quarter ended December 31, 2010

Forward-looking Statements

The Private Securities Litigation Report Act of 1995 provides a "safe harbor" for certain forward-looking statements. This presentation contains forward-looking statements with respect to the Company's financial condition, results of operations, plans, objectives, future performance or business. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause future results to differ materially from historical results or those anticipated. The words "believe," "expect," "anticipate," "intend," "estimate," "goals," "would," "could," "should" and other expressions which indicate future events and trends identify forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which is based only on information actually known to the Company, speak only as of their dates, and if no date is provided, then such statements speak only as of today.

There are a number important factors that could cause future results to differ materially from historical results or those anticipated, including, but not limited to: the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets; changes in general economic conditions, either nationally or in our market areas; changes in the levels of general interest rates, and the relative differences between short and long term interest rates, deposit interest rates, our net interest margin and funding sources; fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas; the accuracy of the results of our internal stress test and the assumptions we used to derive such results; results of examinations of us by the Office of Thrift Supervision or the Federal Deposit Insurance Corporation or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses, write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings; legislative or regulatory changes that adversely affect our business including changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules; further increases in premiums for deposit insurance; our ability to control operating costs and expenses; the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation; difficulties in reducing risk associated with the loans on our balance sheet; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges; computer systems on which we depend could fail or experience a security breach; our ability to retain key members of our senior management team; costs and effects of litigation, including settlements and judgments; our ability to implement our branch expansion strategy; our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we have acquired or may in the future acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto; changes in premiums or claims that adversely affect our insurance segment; increased competitive pressures among financial services companies; changes in consumer spending, borrowing and savings habits; the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions; our ability to pay dividends on our common stock; adverse changes in the securities markets; inability of key third-party providers to perform their obligations to us; changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services; future legislative changes in the TARP Capital Purchase Program and other risks described elsewhere in the Company's reports filed with the Securities and Exchange Commission, including the 2010 annual Report on Form 10-K for the fiscal year ended September, 2010, the Company's quarterly reports on Form 10-Q, other documents and the prospectus supplement filed with the SEC on September 21, 2009.

First Financial Holdings, Inc.

Corporate Profile

- **Carolinas-based financial institution**
  - $3.3 billion in total assets
  - Headquartered in Charleston, SC with 66 financial centers
    - Approximately 30% of the network is comprised of "in-store" locations
  - Primarily located along the coastal region from Hilton Head, SC to Wilmington, NC
  - Convenient seven-day a week banking

- **Diversified business mix**
  - Mortgage origination services available through financial centers and third-party channels
    - Mortgage revenue from the sale of new loan origination and servicing
    - Total portfolio serviced for others of $1.3 billion
  - Insurance agencies provide personal, commercial, life, and health coverage
  - Wealth management group offers personal relationship banking, trust, 401(k) administration and brokerage services
  - Business banking team delivers cash management services and small business advisory services

- **Strategic advantages**
  - Local high-touch service with knowledge-based advisors
  - Experienced management team and associates
  - Strong markets and distribution channels
  - Strong capital levels and access to capital

First Financial Holdings, Inc.

Market Overview



Targeted Market Expansion
- Charlotte, NC
- Raleigh-Durham, NC
- Greenville-Spartanburg, SC
- Columbia, SC
- Savannah, GA
- Jacksonville, FL

First Federal
You're First.™

- Financial Centers (47)
- In-Store Financial Centers (19)
- First Southeast Insurance Services (10)*
- Kimbrell Insurance Group (1)
- First Southeast Investor Services (25)*

* Includes locations inside First Federal financial centers

First Financial Holdings, Inc.

Highly Attractive Markets



2010-2015 Projected Household Growth Rate in Number of Households

	Charleston MSA	Wilmington MSA	Myrtle Beach MSA	Georgetown Cty	Florence Cty	Hilton Head [1]	All FFCH [2] Markets	SC	NC
Population	671,833	367,101	279,428	64,020	203,405	186,450	1,772,237	4,649,749	9,552,054
Projected Population Growth	10.28 %	13.24 %	19.71 %	4.61 %	2.59 %	12.62 %	11.54 %	7.89 %	8.30 %
Median Household Income ($) [3]	$51,065	$49,403	$46,353	$44,475	$42,143	$59,404	$49,836	$47,704	$50,887
Projected Median HHI Growth [3]	12.59 %	13.18 %	12.07 %	14.89 %	16.56 %	10.49 %	12.86 %	12.50 %	13.38 %
Total Deposits in Market ($mm)	$9,805	$5,884	$5,460	$1,211	$2,075	$3,727	$28,162	$70,250	$206,301
First Federal Deposits ($mm)	$1,545	$311	$295	$80	$167	$104	$2,502	$2,191	$311
Market Share %	15.76 %	5.29 %	5.4 %	6.57 %	8.07 %	2.79 %	11.9 %	3.12 %	0.15 %
Market Share Rank	2	6	8	7	6	13	4	7	51

Note: FDIC deposit data as of June 30, 2010
[1] Beaufort County, South Carolina
[2] FFCH Banking Markets consist of 3 North Carolina and 7 South Carolina counties
[3] Weighted average based on FDIC deposit data as of June 30, 2010
Data Source: SNL Financial

Experienced Management Team

Name	Position	Age	Years of Financial Services Experience	Relevant Experience
R. Wayne Hall	President and Chief Executive Officer	60	34	EVP / CRO at Provident Bank
A. Thomas Hood	President of First Federal	64	38	Joined First Federal in 1975
Blaise B. Bettendorf	Executive Vice President - Chief Financial Officer	48	26	SVP / CFO at Carolina Commerce Bank, and Summit National Bank; Previously Audit Manager with PricewaterhouseCoopers
Joseph W. Amy	Executive Vice President - Chief Credit Officer	61	36	Credit positions at Mellon and Fifth Third Bank
Richard A. Arthur	Executive Vice President - Retail Banking	38	14	SVP at Bank of America
George D. Clonts	Senior Vice President and Chief Risk Officer	63	24	VP of Corporate Accounting at First Financial
Robert L. Davis	Executive Vice President - Corporate Counsel	57	28	Managing Director and General Counsel at Provident Bankshares Corporation/Provident Bank
Jerry P. Gazes	Executive Vice President - Human Resources	63	36	Joined First Financial/First Federal in 1974
John N. Golding	Executive Vice President - Commercial Banking	43	20	SVP at Wachovia/Wells Fargo
J. Dale Hall	Executive Vice President - Chief Banking Officer	62	40	SVP / Commercial Market Executive at Bank of America
Kellee S. McGahey	Senior Vice President of Marketing	31	1	Assistant Director at College of Charleston/Lowcountry Graduate Center
Eartha C. Morris	Executive Vice President - Support Services	53	32	EVP / COO at Congressional Bank EVP / Head of Bank Operations at PNC Bank (formerly Riggs National Bank)
Allison A. Rhyne	Executive Vice President - Insurance Services	57	31	Joined First Financial in 1997
Daniel S. Vroon	Executive Vice President - Wealth Management	43	13	SVP Bank of America

Strategic Goals and Priorities

- **Sustained profitability**
  - Focus on increasing pre-tax, pre-provision earnings
  - Maintain strong net interest margin
  - Continue cost control
  - Improve efficiency

- **Reduce level of nonperforming assets**
  - Continue to manage credit issues in a timely manner
  - Expand Special Asset department to be more proactive in managing classified assets
  - Continue to explore and execute on opportunities to sell nonperforming assets at acceptable rates

- **Further enhance the balance sheet**
  - Maintain strong capital levels
  - Maintain ample sources of liquidity
  - Emphasize core deposits to fund asset growth

- **Position the franchise for the future**
  - Growth through fully maximizing the potential of Business Banking
  - Ongoing market disruption creates opportunities - customers, businesses, and employees
  - Selectively expand in the Southeast through FDIC-assisted and traditional M&A transactions

Key Financial Results

(in thousands)	As of and for the Quarter ended				
	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Total assets	$ 3,476,148	$ 3,380,867	$ 3,324,344	$ 3,323,015	$ 3,301,338
Investment securities	547,390	515,051	482,270	473,372	435,498
Loans	2,644,202	2,612,215	2,590,819	2,564,348	2,583,367
Deposits	2,293,427	2,454,030	2,463,657	2,415,063	2,409,612
Borrowings	793,826	577,697	525,569	555,439	544,310
Net (loss) income	$ (4,532)	$ (19,056)	$ (12,029)	$ (1,172)	$ 1,167
Net interest income	32,888	31,496	31,229	30,850	30,260
Provision for loan losses	25,327	45,915	36,373	17,579	10,483
Noninterest income	17,137	16,363	18,705	19,059	15,838
Noninterest expense	32,594	33,296	33,103	34,717	33,792

Capital Position

	As of and for the Quarter ended				
	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
First Financial					
Equity to assets	10.20%	9.91%	9.74%	9.58%	9.55%
Tangible common equity to tangible assets [1]	7.30	6.93	6.71	6.55	6.51
Book value per common share	$ 17.52	$ 16.34	$ 15.66	$ 15.32	$ 15.15
Tangible common book value per share [1]	15.19	14.02	13.34	13.02	12.86
Dividends paid per common share, authorized	0.05	0.05	0.05	0.05	0.05
Proforma Tier 1 Capital [2]	(2)	(2)	(2)	(2)	$ 320,414
Proforma total risk-based capital ratio [2]	(2)	(2)	(2)	(2)	14.38%
First Federal					
Leverage capital ratio	7.67%	7.74%	8.46%	8.47%	8.58%
Tier 1 risk-based capital ratio	9.78	9.83	11.19	11.27	11.42
Total risk-based capital ratio	11.05	11.10	12.46	12.55	12.69

[1] See Appendix – Non-GAAP Reconciliation

[2] Effective March 31, 2012, First Financial will be required to report Tier 1 capital on a consolidated basis. The amounts displayed are projected using current period data.

Loan Composition

December 31, 2010



Legend:
- Residential 1-4 family
- Residential construction and land
- Commercial business
- Commercial real estate
- Commercial construction and land
- Home equity
- Manufactured housing
- Marine and other consumer

(in thousands)	Total Portfolio	Covered [1]
Residential loans		
Residential 1-4 family	$ 887,924	$ 3,047
Residential construction	15,639	---
Residential land	53,772	10,471
Total residential loans	957,335	13,518
Commercial loans		
Commercial business	91,129	15,506
Commercial real estate	590,816	96,807
Commercial construction	23,895	2,285
Commercial land	133,899	22,106
Total commercial loans	839,739	136,704
Consumer loans		
Home equity	396,010	28,690
Manufactured housing	269,555	---
Marine	62,830	168
Other consumer	57,898	1,974
Total consumer loans	786,293	30,832
Total loans	**$2,583,367**	**$181,054**

[1] "Covered Loans" were acquired in the Cape Fear Bank FDIC-assisted transaction and are subject to a loss-sharing agreement with the FDIC.

Credit Trends

(dollars in millions)	As of and for the Quarter ended				
	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Total Nonperforming Assets ("NPA")	$129.7	$147.7	$144.8	$153.1	$176.3
NPAs/Assets	3.73%	4.37%	4.35%	4.61%	5.34%
Net charge-offs ("NCO")	$20.3	$36.7	$32.2	$17.7	$9.0
NCOs/Average Loans	3.02%	5.55%	4.91%	2.71%	1.38%
Texas Ratio[1]	50.77%	54.28%	45.75%	49.77%	57.72%
Classified Assets/Bank Tier 1 Capital + Allowance for Loan Losses ("ALL")	65.28	61.37	64.89	65.44	69.11
Proforma Classified Assets/FFCH Tier 1 Capital + ALL [2]	(2)	(2)	(2)	(2)	61.94
Excluding Covered Assets[3]					
Total Nonperforming Assets	$118.7	$134.7	$131.3	$138.4	$156.0
NPAs/Assets	3.42%	3.96%	3.95%	4.16%	4.72%
Texas Ratio[1]	45.94%	49.63%	41.33%	44.40%	51.09%
Classified Assets/Bank Tier 1 Capital + ALL	60.97	57.04	57.83	58.79	61.18
Proforma Classified Assets/FFCH Tier 1 Capital + ALL [2]	(2)	(2)	(2)	(2)	54.84

[1] Texas Ratio defined as Delinquent Loans+ Nonperforming Assets / Bank Tangible Common Equity + Allowance for Loan Losses.

[2] Effective March 31, 2012, First Financial will be required to report Tier 1 capital on a consolidated basis. The amounts displayed are projected using current period data.

[3] Covered assets represent those acquired in the Cape Fear Bank FDIC-assisted transaction and are subject to a loss-sharing agreement.

Credit Quality

December 31, 2010

(in thousands)	Total Portfolio	Total Delinquent [1]	Total NPLs [2]	% NPLs	ALLL	ALLL / Gross Loans	ALLL / NPLs	YTD NCOs	YTD NCOs/ Avg Loans
Residential loans									
Residential 1-4 family	$ 887,924	$ 6,712	$ 21,116	2.38%	$ 7,240	0.82%	34.29%	$ 612	0.28%
Residential construction	15,639	---	---	---	116	0.74	---	---	---
Residential land	53,772	432	4,997	9.29	2,599	4.83	52.01	735	5.34
Total residential loans	957,335	7,144	26,113	2.73%	9,955	1.04%	38.12%	1,347	0.58%
Commercial loans									
Commercial business	91,129	3,476	9,769	10.72%	8,558	9.39%	87.60%	264	1.15%
Commercial real estate	590,816	10,600	58,557	9.91	25,159	4.26	42.96	237	0.16
Commercial construction	23,895	635	4,484	18.77	1,723	7.21	38.43	314	4.80
Commercial land	133,899	5,348	43,824	32.73	20,940	15.64	47.78	2,127	6.14
Total commercial loans	839,739	20,059	116,634	13.89%	56,380	6.71%	48.34%	2,942	1.38%
Consumer loans									
Home equity	396,010	4,355	9,450	2.39%	12,548	3.17%	132.78%	2,974	3.00%
Manufactured housing	269,555	4,043	3,609	1.34	4,803	1.78	133.08	834	1.24
Marine	62,830	707	67	0.11	1,995	3.18	NM[3]	184	1.14
Other consumer	57,898	905	759	1.31	2,668	4.61	NM[3]	724	4.89
Total consumer loans	786,293	10,010	13,885	1.77	22,014	2.80	158.55	4,716	2.39
Total loans	$2,583,367	$ 37,213	$ 156,632	6.06%	$88,349	3.42 %	56.41%	$ 9,005	1.38%
Totals excluding covered loans		$ 33,011	$ 142,884	5.53%			61.83%		

[1] Loans 30-89 days past due.

[2] Includes loans 90+ days past due still accruing interest and restructured loans still accruing.

[3] Not meaningful.

Delinquent Loans

($ in thousands)



Note: Delinquent loans include loans past due 30-89 days.

First Financial Holdings, Inc.

Nonperforming Assets





*Nonperforming loans include loans past due 90+ days still accruing interest and restructured loans still accruing

*Includes other real estate owned and repossessed assets

Net Charge - Offs



($ in thousands)

	Dec-09	Mar-10	Jun-10	Sep-10	Dec-10
Net Charge Offs	$20,266	$36,718	$32,159	$17,652	$9,005
NCO / Average Loans	3.02%	5.55%	4.91%	2.71%	1.38%

Net Charge Offs   **NCO / Average Loans**

Residential Real Estate Loans

Residential Real Estate Loan Portfolio
As of December 31, 2010



- Residential 1-4 family
- Residential construction and land



Delinquent Loans
($ in thousands)

- Residential 1-4 family
- Residential construction and land



Nonperforming Loans
($ in thousands)

- Residential 1-4 family
- Residential construction and land



Net Charge-Offs
($ in thousands)

- Residential 1-4 family
- Residential construction and land

Residential Credit Quality Trends

(dollars in thousands)	As of and for the Quarter ended									
	December 31, 2009		March 31, 2010		June 30, 2010		September 30, 2010		December 31, 2010	
	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio
Delinquent Loans[1]										
Residential 1-4 family	$ 6,076	0.79%	$ 8,214	1.05%	$ 5,244	0.65%	$ 3,486	0.42%	$ 6,712	0.76%
Residential land	2,799	4.27	791	1.28	799	1.38	302	0.54	432	0.80
Total delinquent residential loans	$ 8,875	1.05%	$ 9,005	1.05%	$ 6,043	0.69%	$ 3,788	0.42%	$ 7,144	0.75%
Nonperforming Loans										
Residential 1-4 family	$ 15,759	2.05%	$ 13,763	1.77%	$ 17,898	2.21%	$ 17,350	2.07%	$ 20,371	2.29%
Residential land	5,485	8.36	5,922	9.57	5,527	9.53	4,872	8.65	4,997	9.29
Total residential nonaccruing loans	21,244	2.51%	19,685	2.30%	23,425	2.66%	22,222	2.45%	25,368	2.65%
Restructured Loans still accruing	---		---		---		750		745	
Total nonperforming residential loans	$ 21,244		$ 19,685		$ 23,425		$ 22,972		$ 26,113	
Net Charge-Offs										
Residential 1-4 family	$ 59	0.03%	$ 2,715	1.40%	$ 1,673	0.84%	$ 2,311	1.12%	$ 612	0.28%
Residential land	1,781	10.08	1,127	7.07	975	6.51	1,297	9.08	735	5.34
Total residential net charge-offs	$ 1,840	0.87%	$ 3,842	1.80%	$ 2,648	1.22%	$ 3,608	1.61%	$ 1,347	0.58%

[1] Includes loans past due 30-89 days.

Commercial Loans

Commercial Loan Portfolio
As of December 31, 2010



- 11%
- 19%
- 70%

■ Commercial business   ■ Commercial real estate
■ Commercial construction and land

Delinquent Loans
($ in thousands)



■ Commercial business   ■ Commercial real estate
■ Commercial construction and land

Nonperforming Loans
($ in thousands)



■ Commercial business   ■ Commercial real estate
■ Commercial construction and land

Net Charge-Offs
($ in thousands)



■ Commercial business   ■ Commercial real estate
■ Commercial construction and land

Commercial Credit Quality Trends

	As of and for the Quarter ended									
	December 31, 2009		March 31, 2010		June 30, 2010		September 30, 2010		December 31, 2010	
(dollars in thousands)	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio
Delinquent Loans[1]										
Commercial business	$ 4,909	3.97%	$ 4,315	3.74%	$ 2,355	2.11%	2,140	2.31%	$ 3,476	3.81%
Commercial real estate	12,249	2.07	13,381	2.26	7,441	1.25	8,920	1.49	10,600	1.79
Commercial construction	947	1.36	1,602	2.65	---	---	1,981	6.96	635	2.66
Commercial land	4,662	2.18	2,314	1.23	1,192	0.72	3,428	2.39	5,348	3.99
Total commercial delinquent loans	$ 22,767	2.28%	$ 21,612	2.26%	$ 10,988	1.21%	$ 16,469	1.91%	$ 20,059	2.39%
Nonperforming Loans										
Commercial business	$ 5,238	4.24%	$ 7,563	6.55%	$ 6,789	6.07%	$ 6,951	7.50%	$ 9,769	10.72%
Commercial real estate	28,637	4.84	34,583	5.83	35,560	5.99	48,973	8.18	57,724	9.77
Commercial construction	3,706	5.30	7,127	11.77	5,738	14.31	5,704	20.05	4,484	18.77
Commercial land	40,164	18.77	55,719	29.51	50,269	30.53	46,109	32.16	43,824	32.73
Total consumer nonaccrual loans	77,745	7.78%	104,992	10.96%	98,356	10.80%	107,737	12.48%	115,801	13.79%
Restructured Loans still accruing	---		---		---		---		833	
Total commercial nonperforming loans	$ 77,745		$ 104,992		$ 98,356		$ 107,737		$ 116,634	
Net Charge-Offs										
Commercial business	$ 1,046	3.33%	$ 1,656	5.54%	$ 3,868	13.62%	$ 1,789	7.00%	$ 264	1.15%
Commercial real estate	1,807	1.21	8,085	5.46	5,267	3.55	3,402	2.28	237	0.16
Commercial construction	3,114	16.60	1,094	6.71	2,051	16.30	270	3.15	314	4.80
Commercial land	7,796	14.31	17,017	33.79	12,165	27.53	4,175	10.84	2,127	6.14
Total net commercial charge-offs	$ 13,763	5.42%	$ 27,852	11.38%	$ 23,351	10.00%	$ 9,636	4.35%	$ 2,942	1.38%

[1] Includes loans past due 30-89 days.

Consumer Loans

Consumer Loan Portfolio
As of December 31, 2010



- Home equity
- Manufactured housing
- Marine and other consumer

Delinquent Loans



- Home equity
- Manufactured housing
- Marine and other consumer

Nonperforming Loans



- Home equity
- Manufactured housing
- Marine and other consumer

Net Charge-Offs



- Home equity
- Manufactured housing
- Marine and other consumer

Consumer Credit Quality Trends

(dollars in thousands)	As of and for the Quarter ended									
	December 31, 2009		March 31, 2010		June 30, 2010		September 30, 2010		December 31, 2010	
	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio
Delinquent Loans[1]										
Home equity	$ 4,609	1.14%	$ 4,477	1.10%	$ 4,661	1.15%	4,625	1.16%	4,355	1.10%
Manufactured housing	3,697	1.47	3,806	1.49	2,992	1.13	3,207	1.19	4,043	1.50
Marine	1,754	2.39	981	1.39	425	0.62	462	0.70	707	1.13
Other consumer	1,172	1.75	594	0.94	527	0.84	1,765	2.92	905	1.56
Total delinquent loans	$ 11,232	1.41%	$ 9,858	1.24%	$ 8,605	1.08%	$ 10,059	1.27%	$ 10,010	1.27%
Nonperforming Loans										
Home equity	$ 6,626	1.63%	$ 7,773	1.91%	$ 6,937	1.72%	6,969	1.75%	9,450	2.39%
Manufactured housing	2,715	1.08	2,899	1.13	3,189	1.20	2,909	1.08	3,609	1.34
Marine	259	0.35	166	0.24	135	0.20	188	0.29	67	0.11
Other consumer	153	0.23	143	0.23	16	0.03	206	0.34	555	0.96
Total consumer nonaccrual loans	9,753	1.22%	10,981	1.38%	10,277	1.28%	10,272	1.29%	13,681	1.74%
Loans 90+ days still accruing	124		104		170		175		204	
Total consumer nonperforming loans	$ 9,877		$ 11,085		$ 10,447		$ 10,447		$ 13,885	
Net Charge-Offs										
Home equity	$ 2,432	2.42%	$ 3,017	2.97%	$ 4,379	4.32%	$ 2,669	2.66%	$ 2,974	3.00%
Manufactured housing	763	1.23	638	1.01	950	1.46	1,145	1.71	834	1.24
Marine	608	3.24	621	3.45	401	2.31	195	1.16	184	1.14
Other consumer	860	4.99	748	4.60	430	2.73	399	2.59	724	4.89
Total consumer net charge-offs	$ 4,663	2.35%	$ 5,024	2.52%	$ 6,160	3.09%	$ 4,408	2.21%	$ 4,716	2.39%

[1] Includes loans past due 30-89 days.

Deposit Mix

December 31, 2010



- ■ Noninterest-Bearing
- ■ Money Market
- ■ CDARs
- ■ Interest-Bearing
- ■ Retail CDs < $100,000
- ■ Brokered CDs
- ■ Savings
- ■ Retail CDs > $100,000

(in thousands)	Balance	Weighted Average Rate
Noninterest-Bearing	$ 220,861	--
Interest-Bearing	405,727	0.44 %
Savings	169,770	0.26
Money Market	317,002	0.51
Total Core Deposits	1,113,360	
Certificates of Deposit:		
Retail CDs < $100,000	542,605	2.09
Retail CDs ≥ $100,000	445,755	2.33
Total Retail CDs	988,360	
CDARs	87,728	0.91
Brokered CDs	220,164	1.49
Total Wholesale CDs	307,892	
Total Deposits	$ 2,409,612	1.23 %

Recent Deposit Trends



($ in millions)

Liquidity Sources

December 31, 2010

Primary Source Availability



- FRB
- FHLB
- Fed Funds
- Unpledged Securities

$221

$347

$35

$117

- Stable core deposit base
- Multiple funding sources
- Consistent cash flows from securities portfolio
- Capacity to obtain additional Brokered and Jumbo CDs

Key Liquidity Ratios:	12/31/2009	12/31/2010
Funding Availability/Assets	9.77%	22.12%
Total Deposits/Total Funding	76.35%	83.07%
Brokered Deposits/Total Funding	8.84%	10.47%

Note: Dollars in millions

Net Interest Margin



Noninterest Income



Noninterest Expense



($ in millions)

	Dec-09	Mar-10	Jun-10	Sep-10	Dec-10
Total	**$32.6**	**$33.3**	**$33.1**	**$34.7**	**$33.8**
FDIC insurance and regulatory fees	$0.9	$1.3	$1.1	$1.3	$1.2
Professional services	$0.8	$0.9	$1.5	$1.1	$1.6
Real estate owned expenses, net	$1.6	$1.9	$0.9	$2.7	$1.2
Furniture and equipment	$2.1	$2.1	$2.3	$2.4	$2.0
Occupancy costs	$2.4	$2.4	$2.3	$2.5	$2.4
Other expense	$7.0	$6.0	$6.1	$6.1	$6.1
Salaries and employee benefits	$17.8	$18.7	$18.9	$18.6	$19.3

Legend:
- Salaries and employee benefits
- Other expense
- Occupancy costs
- Furniture and equipment
- Real estate owned expenses, net
- Professional services
- FDIC insurance and regulatory fees

Key Economic Developments

- **Boeing:** Dreamliner assembly line; $750+ million investment and 3,800 direct jobs

- **Clemson Wind Turbine Project:**
  - Ground broken for Wind Energy R&D Center
  - Potential for 20,000 jobs state-wide

- **South Carolina State Ports Authority:**
  - Increasing tonnage and opportunities for further growth with Panama Canal expansion
  - Supported by 12 consecutive months of container cargo growth, the Port of Charleston ended 2010 with a 17% increase in volume

- **Southwest Airlines:** Begins service from Charleston in March 2011

- **SCRA MUSC Innovation Center:** Expanding wet lab and equipment space for start-up companies

Investment Highlights

- Economic development initiatives in our markets

- Experienced management team

- Diversified income sources

- Ample sources of liquidity

- Effective management of interest-rate risk

- Stable core deposit base

- Solid capital position

- Compelling expansion opportunities

- Opportunities in Business Banking and Wealth Management

APPENDIX

Non GAAP Reconciliation

(dollars in thousands, except per share data)	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Tangible Assets and Tangible Common Equity					
Total assets	$ 3,476,148	$ 3,380,867	$ 3,324,344	$ 3,323,015	$ 3,301,338
Goodwill	(28,025)	(28,024)	(28,260)	(28,260)	(28,260)
Other intangible assets, net	(10,470)	(10,228)	(9,997)	(9,754)	(9,515)
Tangible assets (non-GAAP)	$ 3,437,653	$ 3,342,615	$ 3,286,087	$ 3,285,001	$ 3,263,563
Total shareholders' equity	$ 354,454	$ 335,001	$ 323,797	$ 318,190	$ 315,322
Preferred stock	(65,000)	(65,000)	(65,000)	(65,000)	(65,000)
Goodwill	(28,025)	(28,024)	(28,260)	(28,260)	(28,260)
Other intangible assets, net	(10,470)	(10,228)	(9,997)	(9,754)	(9,515)
Tangible common equity (non-GAAP)	$ 250,959	$ 231,749	$ 220,540	$ 215,176	$ 212,547
Shares outstanding, end of period (000s)	16,526	16,527	16,527	16,527	16,527
Tangible common equity to tangible assets	7.30%	6.93%	6.71%	6.55%	6.51%
Tangible common book value per share	$ 15.19	$ 14.02	$ 13.34	$ 13.02	$ 12.86

First Financial Holdings, Inc.

Nasdaq: FFCH

www.firstfinancialholdings.com

843.529.5931